UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                                   UNDER THE
                         SECURITIES EXCHANGE ACT OF 1934

For August 10, 2006.

Commission File Number 1-14642

                                 ING GROEP N.V.
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                 (Translation of registrant's name into English)

                               Amstelveenseweg 500
                                1081-KL Amsterdam
                                 The Netherlands

                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]  Form 40-F  [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes [_]   No [_]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-84226) OF ING GROEP N.V. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This Report contains a copy of the following:

(1)  The Press Release issued on August 10, 2006.

Amsterdam o 10 August 2006


[ING GROUP LOGO]

PRESS RELEASE


ING TO SELL ITS 83.7% STAKE IN DEUTSCHE HYPOTHEKENBANK

ING Group announced today that an agreement has been reached to sell its 83.7% stake in Deutsche Hypothekenbank AG, a publicly listed mortgage bank in Germany which specialises in large-scale commercial financing, to German banks BHF-Bank AG and M.M. Warburg & CO and private investors Peter Dohle Schiffahrts-KG and Josef H. Boquoi Familienstiftung.

For ING Group, the transaction is expected to result in a net loss of about EUR 80 million, to be booked in the second half of the year. The transaction will reduce the risk-weighted assets at ING's banking business by EUR 9.8 billion and free up over EUR 600 million in Tier-1 capital, resulting in an increase of 17 basis points in the Tier-1 ratio of ING Bank NV.

Deutsche Hypothekenbank posted a net income of EUR 32.7 million over 2005. As of year-end 2005, the bank had total assets of EUR 33.2 billion, including a mortgage portfolio of EUR 7.9 billion and EUR 13.9 billion in public sector loans and bonds.

The sale is part of ING's strategy to focus on core business and allocate capital to those businesses that generate the highest returns. The transaction is subject to applicable regulatory approvals and is expected to be completed before the end of the year.

ING acquired the stake in Deutsche Hypothekenbank in 1999 as part of the purchase of BHF-Bank AG. The sale follows the divestment of most of BHF-Bank to Sal. Oppenheim at the end of 2004. ING will continue to serve its key Wholesale Banking clients in Germany under the name ING Bank Deutschland AG and the sale will not affect ING's direct banking unit ING DiBa.



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  PRESS ENQUIRIES:
  MARK GOEDBLOED, ING GROUP +31 20 541 5469, MARK.GOEDBLOED@ING.COM
--------------------------------------------------------------------------------

ING is a global financial institution of Dutch origin offering banking, insurance and asset management to over 60 million private, corporate and institutional clients in more than 50 countries. With a diverse workforce of about 115,000 people, ING comprises a broad spectrum of prominent companies that increasingly serve their clients under the ING brand.

                                    SIGNATURE



         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                           ING Groep N.V.
                           (Registrant)



                           By: /s/H. van Barneveld
                              ---------------------
                                    H. van Barneveld

                                    General Manager Corporate Control & Finance



                           By: /s/J-W. G. Vink
                              ----------------
                                    J-W. G. Vink

                                    General Counsel







Dated: August 10, 2006